SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 23, 2005

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                   Yes __ No X

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                   Yes __ No X

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                                   Yes __ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated September 22, 2005, announcing PLM solutions from IBM and Dassault Systemes help shipbuilder pioneer development of Next-Generation aircraft carrier.

[LOGO]


          PLM solutions from IBM and Dassault Systemes help Shipbuilder
            Pioneer Development of Next-Generation Aircraft Carrier

     Northrop Grumman Newport News reaches key milestone in the development of U.S. Navy's first digitally designed and produced aircraft carrier - migration to V5 solutions is underway


Paris, September 22nd, 2005 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext
Paris: #13065, DSY.PA) today announced that Northrop Grumman Corporation recently cut the first piece of steel for the CVN-21, the U.S. Navy's first digitally designed and produced aircraft carrier, thus reaching its first construction milestone in this project. Using IBM Product Lifecycle Management
(PLM) solutions, developed by Dassault Systemes, with a migration to the V5 portfolio of solutions already planned, Northrop Grumman's Newport News sector is designing, building and managing the CVN-21 in a global and complex project in which IBM Global Services and Dassault Systemes' R&D teams have been working closely.

To help meet the challenge of increasing productivity and performance through all phases of development, from initial design to manufacturing, Northrop Grumman has relied on IBM Global Services. This massive undertaking capitalizes on the collaboration capabilities within each of the IBM PLM solutions, developed by Dassault Systemes, ensuring secure integration between Northrop Grumman Newport News business information systems, suppliers, sub-contractors and the government client. These PLM solutions integrate engineering capabilities and business needs, enabling Northrop Grumman Newport News and the Navy to plan the near and long-term requirements for the CVN-21, as well as manage the lifecycle costs, while significantly improving quality.

Northrop Grumman Newport News has rolled out a 1700-user implementation of CATIA, the world's leading 3D product development application, and a 2000-user implementation of ENOVIA, the industry's premier lifecycle application for product data and lifecycle management and decision support.

"The IBM and Dassault Systemes PLM solutions have delivered on scalability as we moved from a few hundred to 1700 users," said Mike Shawcross, vice president, CVN-21 Program, Northrop Grumman Newport News. "The stability has been excellent. IBM and Dassault Systemes have partnered with Northrop Grumman from day one. Their enhancements have improved productivity and delivered the overall ship design capabilities we need to meet the demands of our Navy customer. In fact, we expect to gain even more efficiencies when we migrate to the V5 platform."

The scope of the CVN-21 project is massive. The ship's 1100-foot hull will include a new propulsion system, already being designed, along with many transformational features to reduce crew size while improving combat performance. With the steel already cut earlier this year for the first advanced hull unit, Northrop Grumman Newport News is planning to start construction on additional advanced hull units in 2006. To build upon the benefits gained with its V4 implementation, Northrop Grumman Newport News is planning a migration to V5,

IBM and Dassault Systemes' groundbreaking architecture for CATIA, ENOVIA and the rest of their industry-leading PLM solutions. Execution of the V5 roadmap transition starts this month and is expected to be completed by the end of 2010.

"From our solid position on the V4 architecture, we can move confidently to take advantage of the advances in the V5 portfolio of PLM solutions," said Leni Kaufman, vice president and CIO, Northrop Grumman Newport News. "Execution of our V4 to V5 Roadmap will allow us to continually improve our performance and bring more value to our Navy customer."

"This is a tremendous recognition that our PLM solutions can transform the shipbuilding industry business model and provide real business benefits, just like in automotive or aerospace," says John Porter, vice president, Americas, Product Lifecycle Management Solutions, IBM. "IBM is the only PLM partner that could succeed in managing a project of such a magnitude and complexity."

"A project of this massive scale and scope demonstrates the power of our PLM solutions," said Harry Daglas, vice president, R&D Shipbuilding & Plant Solutions, Dassault Systemes. "Northrop Grumman has renewed its commitment to PLM by moving to V5, thereby continuing the CVN-21 success story, which has been and continues to be a source of pride for Northrop Grumman, the U.S. Navy and all of the entities involved in the project."

                                       ###

About Northrop Grumman and Northrop Grumman Newport News
Northrop Grumman Corporation is an $18 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers. Northrop Grumman Newport News, headquartered in Newport News, Virginia, is the nation's sole designer, builder and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines. Newport News also provides after-market services for a wide array of naval and commercial vessels. The Newport News sector employs about 19,000 people. More information can be found at: http://www.northropgrumman.com

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of On Demand solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. To know more about IBM, visit http://www.ibm.com

About Dassault Systemes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream 3D design tools (SolidWorks(R)), and 3D components (Spatial/ACIS(R)). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


    Northrop Grumman Newport  IBM Press Contact:       Dassault Systemes Press Contacts:
    News Press Contact:                                Derek Lane (Americas)
                              Zohra Dali               +1 (818) 673-2243
    Jerri Fuller Dickseski    +33 6 71 92 71 87        derek_lane@ds-us.com
    +1 (757) 380-2341         zohradali@fr.ibm.com
                                                       Frederique Moureton (EMEA)
    Jennifer Dellapenta       Seena Peck (Americas)    +33 1 40 99 68 80
    +1 (757) 380-3558         +1 (212) 745-2633        frederique_moureton@ds-fr.com
                              speck@us.ibm.com
                                                       Emma Rutherford (Financial Dynamics)
                                                       +33 1 47 03 68 10
                                                       emma.rutherford@fd.com


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DASSAULT SYSTEMES S.A.


         Date:  September 23, 2005        By:      /s/ Thibault de Tersant
                                          Name:    Thibault de Tersant
                                          Title:   Executive Vice President,
                                                   Finance and Administration